Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-211062

October 2, 2017

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:

2.75% Senior Notes, Series K, due 2022 (the “Notes”), which will be part of the same series of debt securities issued on March 10, 2017 by the Issuer in the amount of $300,000,000 (the “Existing Notes”)

Principal Amount:	$450,000,000 (for an aggregate principal amount outstanding of $750,000,000, together with the Existing Notes)
Maturity Date:	March 15, 2022
Coupon:	2.75%
Benchmark Treasury:	1.875% due September 30, 2022
Benchmark Treasury Price / Yield:	99-23+ / 1.931%
Spread to Benchmark Treasury:	57 basis points
Yield to Maturity:	2.501%
Price to Public:	101.023% of the principal amount, plus accrued interest from September 15, 2017
Accrued Interest:	$687,500.00
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2018. The interest payment on March 15, 2018 will include accrued interest from September 15, 2017.
Redemption Provisions:	Make-whole call at any time prior to February 15, 2022 (one month prior to the Maturity Date) at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	October 2, 2017
Settlement Date*:	October 5, 2017 (T+3)
Qualified Reopening:

The offering of the Notes is expected to qualify as a “qualified reopening” of the Existing Notes under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated October 2, 2017.

Concurrent Debt Offering:	The Issuer is also offering $450,000,000 of its 2.90% Senior Notes, Series L, Due 2024.
CUSIP / ISIN:	30040W AC2 / US30040WAC29

Ratings**:	Baa1 (Moody’s); A- (S&P); BBB+ (Fitch)
Global Coordinators:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on October 5, 2017) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322; or MUFG Securities Americas Inc. toll-free at (877) 649-6848.